GAME TRADING TECHNOLOGIES, INC.
10957 McCormick Road
Hunt Valley, MD  21031

September 29, 2011

VIA EDGAR AND FAX
U.S. Securities and Exchange Commission
100 Street, N.E.
Washington,  D.C. 20549
Attn:	James A. Allegretto – Senior Assistant Chief Accountant
Milwood Hobbs – Staff Accountant

RE:	Game Trading Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
File No. 333-141521

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated September 15, 2011 (the "Comment Letter") relating to the Form 10-K for the fiscal year ended December 31, 2010 (the “2010 10-K”), the Form 10-Q for the fiscal quarter ended June 30, 2011 (the “June 2011 10-Q”), the Form 10-Q for the fiscal quarter ended March 31, 2011 (the “March 2011 10-Q”), the Form 10-Q for the fiscal quarter ended June 30, 2010 (the “June 2010 10-Q”) and the Form 10-Q for the fiscal quarter ended March 31, 2010 (the “March 2010 10-Q” and collectively with the June 2011 10-Q, the March 2011 10-Q and the June 2010 10-Q, the “Form 10-Q”)  of Game Trading Technologies, Inc. (the “Company”). The answers set forth herein refer to each of the Staff’s comments by number.

Form 10-K for the Fiscal Year Ended December 10, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

1. Your current disclosure does not provide information on your critical accounting estimates where you discuss the types of amounts that you estimate and their impact on your operating results. However, we note you recorded in cost of sales during the second quarter of fiscal 2011 an inventory valuation write-off of $6.0 million when your allowance for estimated inventory obsolescence at December 31, 2010 was only $175,000. Please revise your disclosure to include the types of assets, liabilities and expenses that you currently estimate, the assumptions you use and how you determine the amounts estimated. For each estimate, please discuss its variability and sensitivity to change and the factors and judgments made by management that could cause changes to occur. If there are no significant estimates, please supplementally explain as the reason for your conclusion. See the Commission’s Management’s Discussion and Analysis Guidance issued December 29, 2003, Release No. 33-8350.

Securities and Exchange Commission
September 29, 2011

Response:

The Company acknowledges the Staff’s comment and acknowledges that the disclosure of the critical accounting estimates will be included in an amended Form 10K for the year ended December 31, 2010 and the Company will further describe the assumptions used and determination of the amounts estimated as described below:

Accounts Receivable

The Company advises the Staff that the Company extends credit to customers without requiring collateral. The Company uses the allowances method to provide for doubtful accounts based on management’s evaluations of the collectability of accounts receivable. Management’s evaluation is based on the Company’s historical collection experience and a review of past-due amounts. Management's estimate is subject to fluctuate if factors considered in the evaluation of the outstanding receivable change such as the financial stability a customer or an unforeseen contract dispute.  Based on management’s evaluation of collectability, there is a $100,000 allowance for doubtful accounts as of December 31, 2010 and 2009 respectively. During the year ended December 31, 2010 and 2009, the Company wrote off $292,100 and $248,957, respectively, as uncollectible accounts receivables. The Company determines accounts receivable to be delinquent when past due agreed upon terms. Accounts receivable are written off when it is determined that amounts are uncollectible.

Inventory

Inventory, consisting of goods held for resale, is stated at the lower of cost or market. Cost is determined using the weighted-average method. At December 31, 2010 and December 31, 2009, an allowance for obsolete inventory of $175,000 and $0, respectively was deemed necessary based on management’s estimate of the realizability of the inventory. Management evaluated the inventory based upon a lower of cost or market assessment of inventory values to an anticipated distribution of the primary distribution channels: Retail Ready, Consumer Direct, or Bulk. The values of the inventory are subject to change to the extent product demand and market values of the dramatically decrease or the Company reallocates the inventory to a different distribution channel which may result in longer sale lead times, additional refurbishment requirements or extensive price reductions.

Registration Payment Arrangements

The Company accounts for registration payment arrangements under ASC topic 815-40 "Derivatives and Hedging - Contracts in Entity's Own Equity" formerly Financial Accounting Standards board (FASB) Staff Position EITF 00-19-2, “Accounting for Registration Payment Arrangements”. ASC topic 815-40 specifies that the contingent obligation to make future payments under a registration payment arrangement should be separately recognized and measured in accordance with SFAS No. 5, Accounting for Contingencies. As of December 31, 2010, the Company accrued an estimated penalty of $380,000 which represents the anticipated penalty due from November 23, 2010 through the Rule 144 restriction period of March 8, 2011. This estimate is subject to increase to the maximum of 12% of the purchase price of the series A convertible preferred stock in the event we do not have a registration statement or Rule 144 eligibility.

Cash flow analysis, page 23

2. Given the discussion contained in the last 2 paragraphs of this section, please tell us whether the factors discussed in those paragraphs caused your auditors to consider your ability to continue as a going concern. If so and such concerns were subsequently alleviated, please tell us what consideration was given to disclosing the principal conditions and events that initially caused substantial doubt. See AU 341.11of the PCOAB Standards.

Securities and Exchange Commission
September 29, 2011

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company's ability to raise capital was necessary to execute the current business plan including growth elements of the plan. Management's and the auditor's consideration of a going concern was based upon the analysis of the current working capital, the ability to exit certain material customer contracts in a reasonable period of time, if necessary, and subsequently revert back to and maintain a historical core business. The Company's core business has been a concentrated reliance on a few large customers in the retail gaming business. The Company and the auditor's relied upon the relationship with the major customers and an ability to liquidate inventory along with a cash management plan to decrease expenditures in a going concern situation. However, the Company's efforts, at the time, continued towards a growth plan.

In the Business Overview of Part I of the 2010 10-K, the Company outlines a growth strategy objective to "enhance our position as a leading provider of comprehensive trading solutions for the pre-owned video game market." This strategy required the raising of additional capital to support the working capital needs.  At the time of the filing of the 2010 Form 10-K, the Company had no firm commitments for capital, however, certain qualified financing organizations were working with the Company in an effort to achieve a financing. Unfortunately, obtaining a financing was not successful and circumstances deteriorated as reflected in our June 30, 2011 financial statement reporting.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

3. We note your classification of the redeemable preferred stock as temporary equity. Your disclosure states the redeemable preferred stock may “ultimately be redeemable at the option of the holder.” Please tell us and revise your disclosure to clearly state all of the terms of redemption and clarify if there are any terms, events or conditions that are certain to occur. Refer to FASB ASC 505-10-50-11.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company specifies in the related Note 9 of the financial statements in the 2010 Form 10-K that "Each share of Series A Preferred Stock is convertible, at the option of the holder thereof, at any time, into one share the of the Company's common stock at an initial conversion price of $4.00 per share, subject to adjustments for anti-dilution provisions." There are no certain conditions or specified redemptions date upon which a conversion would be required therefore the Company is relegated to the decision of the Series A holder as to any conversion except for an Automatic Conversion upon a Qualified Public Offering.

In accordance with the provisions of the Company’s series A convertible preferred stock, upon the consummation of an underwritten public offering for gross proceeds of at least $10,000,000 at a per share price equal to at least $8.00 per share and provided all of the shares of common stock issuable upon conversion of o the Company’s series A convertible preferred stock and upon exercise of the warrants to purchase shares of the Company’s common stock issued to the investors in our February 2010 private placement are registered or such registration requirement is waived, all outstanding shares of series A convertible preferred stock plus all accrued but unpaid dividends thereon shall automatically be converted into shares of the Company’s common stock at a conversion price of $4.00 per share.

Securities and Exchange Commission
September 29, 2011

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-7
Inventory, page F-8

4. Refer to your Form 10-Q/A for the quarter ended September 30, 2010 specifically, Note 2 - Restatement of Financial Statement. We note an adjustment to cost of sales and inventory for $565,000 relating to the nine month period of fiscal 2010 due to improper calculation of costs using the average cost method. Please provide us with a further explanation of how this error was identified and how you calculated the amount of the adjustment. Please also tell us what you intend to convey with the fourth and fifth paragraphs is this note describing the inventory and cost of sales adjustments. If the fifth paragraph is attempting to describe the “turn-around” effect of the adjustment described in the fourth paragraph, please explain.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that in the closing process of the December 31, 2010 year-end financials, the finance staff of the Company convened an analysis of all inventory and related cost of sales transactions for the period of January 1, 2010 through December 31, 2010.   The results of the analysis identified certain transactions throughout the year that were misclassified or inadvertently omitted from the calculation of the average inventory calculation consequently resulting in the misstatements. On a monthly basis, the Company revised the financial statements to the correct average cost calculation.

With regards to the fourth and fifth paragraphs in Note 2 - Restatement of Financial Statement on Form 10-Q/A for the quarter ended September 30, 2010, the Company inadvertently provided redundant explanations to the adjustments on the balance sheet and statement of operations.

Revenue Recognition, page F-9

5. Your disclosure states that revenue is recognized when shipment has occurred. You also describe a restatement adjustment reversing a sale where delivery to the customer had not occurred at quarter-end where the shipping terms were FOB destination. Please revise your accounting policy disclosure for future filings to indicate the point in time that revenue recognition takes place. To the extent your shipping terms are determinative of when revenue recognition is recognized, please disclose your policy in future filings and supplementally explain why you vary shipping terms. If your shipping terms are typically FOB destination, explain how your disclosed policy conforms with GAAP.

Response:

The Company acknowledges the Staff’s comment and the Company advises the Staff that it will revised the revenue recognition policy in our footnote to accurately reflect the "shipment has occurred" as a component of revenue recognition on a going forward basis in our future filings.  The Company's recognizes revenue upon the shipment of product from our facility unless it is obligated to adhere to the shipping policy specified in a customer's contract which require FOB destination. The revenue adjusted in the restatement pertained to a customer contract that required FOB destination and the underlying shipment was not received by the customer until after the period ended.

Securities and Exchange Commission
September 29, 2011

Note 6. Product Financing-Related Party, page F-13

6. Please supplementally explain the accounting for the “Sales Agreement” and the “Reseller Agreement” with DK Trading. Provide us your accounting entries at each step of the transaction and provide us the support for the accounting employed.

Response:

The Company acknowledges the Staff’s comment and the Company advises the Staff that it entered into agreements with DK Trading Partners, LLC ("DK Trading") to assist in the financing of certain inventory for sale to the Company's customers. The Company accounted for the transactions under ASC 470-40 Product Financing Arrangements since DK Trading purchased the product from other entities on the Company's behalf. The Company stored the product on its premise, processed the goods and guaranteed the financing to DK Trading Partners, LLC in conjunction with the agreement.

The following depicts the summarized journal entry transactions related to the DK Trading agreement from the period of July 22, 2010 through December 31, 2010.  The transaction detail and accounting is consistent for the Reseller Agreements dated January 27, 2010.

	Dr.	Cr.
DK Trading initial inventory purchases

Inventory	$3,000,000
Product Financing Liability		$3,000,000

To record the underlying funding from the DK Trading agreement dated July 22, 2011 and the purchasing of inventory from numerous vendors.

On July 22, 2010, the Company entered into a Sales Agency and Purchasing/Sales Services Agreement with DK Trading pursuant to which DK Trading engaged Gamers to procure, purchase and sell up to $3,000,000 of pre-owned video games and associated packaging materials, together with such other merchandise as designated by DK Trading, on behalf of DK Trading for a period from August 13, 2010 until September 15, 2010.

Sale of Inventory

Revenue	$3,600,000
Accounts Receivable		$3,060,000

To record the sale of related inventory to customers.

Profit Sharing

Cost of Sales	$600,000
Product Financing Liability		$600,000

Securities and Exchange Commission
September 29, 2011

To record the revenue sharing profit related to the sale of inventory.

In consideration for the services to be performed by Gamers under the Sales Agreement, Gamers is entitled to receive 100% of the net profit, if any, from the sale of products procured by DK Trading with the assistance of Gamers in excess of $600,000.

Collection

Cash	$2,116,438
Accounts Receivable		$2,116,438

Partial payments received from a customer related to the DK Trading agreement.

Product Financing Liability	$2,116,438
Cash		$2,116,438

Proceeds related to customer payments are remitted to DK Trading.

Liquidated Damages Penalty

Liquidated Damages Penalty	$306,000
Product Financing Liability		$306,000

To record the accrued Liquidated Damages penalties to DK Trading to the extent the Company was delinquent in paying DK Trading any such amounts to which it is entitled under the Sales Agreement, we were obligated to pay liquidated damages to DK Trading, for each day that we are delinquent in our payment obligations, in an amount equal to 0.25% of the amount not paid to DK Trading when due. The penalties were accrued on the outstanding balances for the period from November 5, 2010 through December 31, 2010.

Securities and Exchange Commission
September 29, 2011

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page

Results of Operations – Three Months and Six Months Ended June 30, 2011 Compared to the
Three and Six Months Ended June 30, 2010, page 25

Cost of Sales, page 26

7. We note your discussion of a $6.0 million inventory valuation write-off during the quarter ended June 30, 2011. Please tell us how you determined the amount of the write-off and explain to us whether and why such amount could have or should have been identified at an earlier quarter. In this regard, explain to us why your allowance for obsolete inventory of $175,000 as of December 31, 2010 did not contemplate some or all of the charge made in the quarter ended June 30, 2011. Please also explain what you mean by “due to a liquidation of inventory to satisfy our asset based lender’s loan repayment requirements on or before August 26, 2011” as part of the reason for the write-off.

Response:

The Company acknowledges the Staff’s comment and the Company advises the Staff that the Company entered into a one year loan agreement with Bank of America, N.A. (the “Bank”) on May 22, 2010 with an availability of $5.0 million1 secured by a lien on the assets of the organization including, but not limited to, inventory and accounts receivable. On May 12, 2011, the Company entered into an amendment of the loan agreement with Bank whereby the facility was extended through August 26, 2011, however, the borrowing availability was reduced to the outstanding balance of $3,858,2852. Subsequently, on June 24, 2011, the Company received a default letter from the Bank based upon anticipated loan covenant failures for quarter ending June 30, 20113.  At this time, the Bank requested the Company provide a plan of repayment for the outstanding balance of the loan agreement on or before August 26, 2011.  The anticipated collections of the outstanding accounts receivables was not sufficient to repay the loan therefore it necessitated the liquidation of inventory.

In July 2011, the Company negotiated the sale of bulk inventory to a current customer and also a liquidating company at a discounted sales price to satisfy approximately $1.5 million of the plan of repayment.  Consequently, the inventory valuation for the quarter ended June 30, 2011 was reviewed and adjusted to the lower of cost or market based upon the liquidation values of the inventory.  The Company expected to sell a majority of its inventory at liquidation values to satisfy the repayment of the Bank of America loan and other product financing agreements.

In the inventory and obsolesce analysis of the year end December 31, 2010, the Company did not factor an expedited liquidation of the inventory to repay the Bank.  The Company anticipated a renewal of the Bank facility or a refinance with another lender and/or an additional equity capital raise in the second quarter of 2011.  Furthermore, our review identified a significant portion of our inventory would be incorporated into our "Retail Ready" product mix for current and anticipated new customers which allows a longer holding time and provides a considerable profit margin.

Securities and Exchange Commission
September 29, 2011

Form 10-Q for the quarter ended June 30, 2011
Form 10-Q for the quarter ended March 31, 2011
Form 10-Q/A for the quarter ended June 30. 2010
Form 10-Q/A for the quarter ended March 31, 2010

Item 6. Exhibits

Exhibits 31.1 and 31.2

 Comment:

8. We note your disclosure in the wording in the first two lines of each 302 certification filed by each officer for the periodic reports listed below does not comply with the requirements of Item 601(b)(31) of Regulation S-K.

 Form 10-Q/A for the quarter ended March 31, 2010 – filed 04/20/11;
 Form 10-Q/A for the quarter ended June 30. 2010 – filed 04/20/11;
 Form 10-Q for the quarter ended March 31, 2011 – filed 05/16/11;
 Form 10-Q for the quarter ended June 30, 2011 – filed 08/19/11;

Please confirm to us that the omission of the name of each officer and the related wording in the first two lines of each certification filed by your principal executive officer and your principal financial officer was not intended to limit the capacity in which such individuals provided the certification filed with each of the specific periodic reports listed above. Please also confirm that you will provide in future filings 302 certifications in the exact form set forth in Item 601(b)(31) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and the Company confirms the omission of the name of each officer and the related wording in the first two lines of each certification filed by our principal executive officer and our principal financial officer was not intended to limit the capacity in which such individuals provided the certification filed with each of the specific periodic reports listed above. The Company will provide in future filings 302 certifications in the exact form set forth in Item 601(b)(31) of Regulation S-K.

Securities and Exchange Commission
September 29, 2011

We hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

****

If you have any further comments and/or questions, please contact the undersigned at (410) 316-9900 or Stephen A. Cohen, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/ Rodney Hillman
Rodney Hillman, COO

cc:           Stephen A. Cohen, Sichenzia Ross Friedman Ference LLP

1 On November 23, 2010 the Company entered into an amended and restated loan agreement with Bank of America to increase the borrowing availability from an original $2.5 million to $5.0 million.

2 Reference form 8-K filed on May 16, 2011

3 Reference form 8-K filed on June 29, 2011